NO ACT

PE
1-8-10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE [redacted]

10010704

March 3, 2010

Andrew A. Gerber
Hunton & Williams LLP
Bank of America Plaza
Suite 3500
101 South Tryon Street
Charlotte, NC 28280

Received SEC
MAR 0 3 2010
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3/3/10

Re: Bank of America Corporation
Incoming letter dated January 8, 2010

Dear Mr. Gerber:

This is in response to your letter dated January 8, 2010 concerning the shareholder proposal submitted to Bank of America by Ray T. Chevedden. We also have received letters on the proponent's behalf dated January 13, 2010, January 14, 2010, January 18, 2010, January 19, 2010 and January 30, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

March 3, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bank of America Corporation
Incoming letter dated January 8, 2010

The proposal asks the board to take the steps necessary to amend the bylaws and each appropriate governing document to give holders of 10% of Bank of America's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting and further provides that such bylaw and/or charter text shall not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

We are unable to concur in your view that Bank of America may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Bank of America may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Bank of America may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Bank of America may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Bank of America may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Bank of America may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We note that Bank of America did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,

Julie F. Rizzo
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 30, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 5 Ray T. Chevedden's Rule 14a-8 Proposal
Bank of America Corporation (BAC)
Special Meeting Topic

Ladies and Gentlemen:

This further responds to the belated January 8, 2010 attempt to block this rule 14a-8 proposal.

The rule 14a-8 proposal states, "This proposal does not impact our board's current power to call a special meeting." Yet the company claims that the proposal could be interpreted as requiring the directors to own 10% of the company to call a special meeting. This is the false-premise springboard for the RLF Opinion.

The Boeing Company (January 27, 2010), which is attached, involves a similar no action request.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,

John Chevedden

cc: Ray T. Chevedden
Teresa M. Brenner <Teresa.Brenner@bankofamerica.com>

January 27, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Boeing Company
Incoming letter dated December 21, 2009

The proposal asks the board to take the steps necessary to amend the bylaws and each applicable governing document to give holders of 10% of Boeing's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting and further provides that such bylaw and/or charter text shall not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

We are unable to concur in your view that Boeing may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Boeing may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Boeing may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Boeing may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Boeing may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Boeing may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Julie F. Rizzo
Attorney-Advisor

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 19, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Ray T. Chevedden's Rule 14a-8 Proposal
Bank of America Corporation (BAC)
Special Meeting Topic

Ladies and Gentlemen:

This further responds to the untimely January 8, 2010 no action request. There is no excuse for the company delay regarding the attached shareholder proposal initially submitted on October 22, 2009.

The rule 14a-8 proposal states, "This proposal does not impact our board's current power to call a special meeting." Yet the company claims that the proposal could be interpreted as requiring the directors to own 10% of the company to call a special meeting. This is the false-premise springboard for the RLF Opinion.

The company objects to the following text, which was not excluded in the precedents bellow, at least some of which were accompanied by outside opinions:
"This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board."

Precedents:
AT&T (January 28, 2009)
Baker Hughes Inc. (January 16, 2009)
Bank of America Corporation (February 3, 2009)
Burlington Northern Santa Fe Corporation (January 12, 2009)
CVS Caremark Corporation (February 6, 2009)
Home Depot (January 21, 2009)
Morgan Stanley (February 4, 2009)
Verizon Communications Inc. (February 2, 2009)
Wyeth (January 28, 2009)

The above precedents are applicable to the text in this proposal. The company 2008 precedent on page 11, ¶ 3 refer to proposals with text that is no longer used.

At the beginning of page 9 the company claims that "there are two primary interpretations of the Proposal" which inexplicitly involve the means to assemble the 10% shareholder support to call a special a shareholder meeting. The company argument appears to be misplaced to claim that the right to call a special meeting and the 10%-threshold to call a special meeting are both of lesser importance than the means to obtain the 10%-threshold.

The company gives no methodology for naming only two means to obtain 10% shareholder support although more "may exist."

Without foundation the company Interpretation 1 & 2 theories claims that a rule 14a-8 proposal must go beyond specifying the 10%-threshold for calling a special meeting and must educate shareholders or provide "insight" on the various means that could be taken to assemble the required 10%-threshold. Yet the company fails to cite one precedent of a rule 14a-8 proposal not being published because it did not provide "insight" to shareholders on the means to achieve the percentage of support specified in the proposal.

According to the company, shareholders can only be "voting to approve" the right of 10% of shareholders to call a special meeting after they are first educated or provided "insight" on the various means to obtain the 10% shareholder support.

The company implicitly claims that rule 14a-8 proposals must present "risk of liability" information though some indeterminate selection process. The company does not provide any "risk of liability" precedents for guidance.

The company argument regarding the shareholders purportedly directly calling special meetings is consistent only if the company can show that the directors can now call a special meetings while operating from outside the company and that in doing so they need follow no rules.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,

John Chevedden

cc: Ray T. Chevedden
Teresa M. Brenner <Teresa.Brenner@bankofamerica.com>

[BAC: Rule 14a-8 Proposal, October 22, 2009, November 17, 2009]

3 [Number to be assigned by the company] – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting. This includes that a large number of small shareowners can combine their holdings to equal the above 10% of holders. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

A special meeting allows shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call a special meeting investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 49%-support at our 2009 annual meeting. Proposals often obtain higher votes on subsequent submissions. This proposal topic won more than 60% support the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD). William Steiner and Nick Rossi sponsored these proposals.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the need for improvements in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "D" with "High Governance Risk," "High Concern" in executive pay and "High Concern" in takeover defenses.

In 2009 The Corporate Library reported that the D-rating for our company remained unchanged. There were moderate concerns about our board and – at its then current level – executive pay, and serious concerns about takeover defenses. Concerns about takeover defenses increased because of the introduction of multiple classes of stock with widely divergent voting rights in March 2009, significantly damaging the rights of public shareholders.

Three new directors were came from Merrill Lynch and The Corporate Library said would be difficult to wholeheartedly say that this was a positive move. Some existing directors had only been on the board for three years (Frank Bramble, Tommy Franks, Monica Lozano) and may not have been as implicated in the bank's current issues as other directors, but almost every other director, including the three new directors from Merrill Lynch, was either a "Flagged (Problem) Director," or long-tenured, or outside-related, or over-boarded, or, in some cases a combination of more than one of these. Source: The Corporate Library.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [Number to be assigned by the company]

January 28, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: AT&T Inc.
Incoming letter dated December 12, 2008

The proposal asks the board to take the steps necessary to amend the bylaws and each appropriate governing document to give holders of 10% of AT&T's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings and further provides that such bylaw and/or charter text shall not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

We are unable to concur in your view that AT&T may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that AT&T may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that AT&T may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that AT&T may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that AT&T may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that AT&T may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Julie F. Bell
Attorney-Adviser

January 16, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Baker Hughes Incorporated
Incoming letter dated December 15, 2008

The proposal asks the board to take the steps necessary to amend the bylaws and each appropriate governing document to give holders of 10% of Baker Hughes' outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings, and further provides that such bylaw and/or charter text shall not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

We are unable to concur in your view that Baker Hughes may exclude the proposal under rule 14a-8(i)(1). Accordingly, we do not believe that Baker Hughes may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that Baker Hughes may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Baker Hughes may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

Sincerely,

Jay Knight
Attorney-Adviser

February 3, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Bank of America Corporation
Incoming letter dated December 9, 2008

The proposal asks the board to take the steps necessary to amend the bylaws and each appropriate governing document to give holders of 10% of Bank of America's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings, and further provides that such bylaw and/or charter text shall not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

We are unable to concur in your view that Bank of America may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Bank of America may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Bank of America may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Bank of America may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Bank of America may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Bank of America may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Julie F. Bell
Attorney-Advisor

January 12, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Burlington Northern Santa Fe Corporation
Incoming letter dated December 5, 2008

The proposal asks the board to take the steps necessary to amend the bylaws and each appropriate governing document to give holders of 10% of BNSF's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings.

We are unable to concur in your view that BNSF may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that BNSF may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Julie F. Bell
Attorney-Adviser

February 6, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: CVS Caremark Corporation
Incoming letter dated December 29, 2008

The proposal asks the board to take the steps necessary to amend the bylaws and each appropriate governing document to give holders of 10% of CVS' outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings and further provides that such bylaw and/or charter text shall not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

We are unable to concur in your view that CVS may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that CVS may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that CVS may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that CVS may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Michael J. Reedich
Special Counsel

January 21, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Home Depot, Inc.
Incoming letter dated December 12, 2008

The proposal asks the board to take the steps necessary to amend the bylaws and each appropriate governing document to give holders of 10% of Home Depot's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings and further provides that such bylaw and/or charter text shall not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

We are unable to concur in your view that Home Depot may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that Home Depot may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Home Depot may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Home Depot may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Julie F. Bell
Attorney-Adviser

February 4, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Morgan Stanley
Incoming letter dated December 22, 2008

The proposal asks the board to take the steps necessary to amend the bylaws and each appropriate governing document to give holders of 10% of Morgan Stanley's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings and further provides that such bylaw and/or charter text shall not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

We are unable to concur in your view that Morgan Stanley may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Morgan Stanley may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Morgan Stanley may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Morgan Stanley may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Julie F. Bell
Attorney-Adviser

February 2, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Verizon Communications Inc.
Incoming letter dated December 15, 2008

The proposal asks the board to take the steps necessary to amend the bylaws and each appropriate governing document to give holders of 10% of Verizon's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings and further provides that such bylaw and/or charter text shall not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

We are unable to concur in your view that Verizon may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Verizon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Verizon may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Verizon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Verizon may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Verizon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur in your view that Verizon may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Verizon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

\/Julie F. Bell
Attorney-Adviser

January 28, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wyeth
Incoming letter dated December 17, 2008

The first proposal asks the board to take the steps necessary to amend the bylaws and each appropriate governing document to give holders of 10% of Wyeth's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings, and further provides that "such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) applying to shareowners only and meanwhile not apply to management and/or the board."

The second proposal asks the board to take the steps necessary to amend the bylaws and each appropriate governing document to give holders of 10% of Wyeth's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings, and further provides that "such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board."

There appears to be some basis for your view that Wyeth may exclude the first proposal under rule 14a-8(i)(3) as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if Wyeth omits the first proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission of the first proposal upon which Wyeth relies.

We are unable to concur in your view that Wyeth may exclude the second proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Wyeth may omit the second proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Wyeth may exclude the second proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Wyeth may omit the second proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Wyeth may exclude the second proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Wyeth may omit the second proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Jay Knight
Attorney-Adviser

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 18, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Ray T. Chevedden's Rule 14a-8 Proposal
Bank of America Corporation (BAC)
Special Meeting Topic

Ladies and Gentlemen:

This further responds to the untimely January 8, 2010 no action request. There is no excuse for the company delay regarding the attached shareholder proposal initially submitted on October 22, 2009.

At the beginning of page 9 the company claims that "there are two primary interpretations of the Proposal" which inexplicitly involve the means to assemble the 10% shareholder support to call a special a shareholder meeting. The company argument appears to be misplaced to claim that the right to call a special meeting and the 10%-threshold to call a special meeting are both of lesser importance than the means to obtain the 10%-threshold.

The company gives no methodology for naming only two means to obtain 10% shareholder support although more "may exist."

Without foundation the company Interpretation 1 & 2 Theory claims that a rule 14a-8 proposal must go beyond specifying the 10%-threshold for calling a special meeting and must educate shareholders or provide "insight" on the various means that could be taken to assemble the required 10%-threshold. Yet the company fails to cite one precedent of a rule 14a-8 proposal not being published because it did not provide "insight" to shareholders on the means to achieve the percentage of support specified in the proposal.

According to the company, shareholders can only be "voting to approve" the right of 10% of shareholders to call a special meeting after they are first educated or provided "insight" on the various means to obtain the 10% shareholder support.

The rule 14a-8 proposal states, "This proposal does not impact our board's current power to call a special meeting." Yet the company claims that the proposal could be interpreted as requiring the directors to own 10% of the company to call a special meeting.

An expanded response is in preparation.

Sincerely,

John Chevedden

cc: Ray T. Chevedden
Teresa M. Brenner <Teresa.Brenner@bankofamerica.com>

[BAC: Rule 14a-8 Proposal, October 22, 2009, November 17, 2009]
3 [Number to be assigned by the company] – **Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting. This includes that a large number of small shareowners can combine their holdings to equal the above 10% of holders. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

A special meeting allows shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call a special meeting investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 49%-support at our 2009 annual meeting. Proposals often obtain higher votes on subsequent submissions. This proposal topic won more than 60% support the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD). William Steiner and Nick Rossi sponsored these proposals.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the need for improvements in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "D" with "High Governance Risk," "High Concern" in executive pay and "High Concern" in takeover defenses.

In 2009 The Corporate Library reported that the D-rating for our company remained unchanged. There were moderate concerns about our board and – at its then current level – executive pay, and serious concerns about takeover defenses. Concerns about takeover defenses increased because of the introduction of multiple classes of stock with widely divergent voting rights in March 2009, significantly damaging the rights of public shareholders.

Three new directors were came from Merrill Lynch and The Corporate Library said would be difficult to wholeheartedly say that this was a positive move. Some existing directors had only been on the board for three years (Frank Bramble, Tommy Franks, Monica Lozano) and may not have been as implicated in the bank's current issues as other directors, but almost every other director, including the three new directors from Merrill Lynch, was either a "Flagged (Problem) Director," or long-tenured, or outside-related, or over-boarded, or, in some cases a combination of more than one of these. Source: The Corporate Library.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [Number to be assigned by the company]

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 14, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Ray T. Chevedden's Rule 14a-8 Proposal
Bank of America Corporation (BAC)
Special Meeting Topic

Ladies and Gentlemen:

This further responds to the untimely January 8, 2010 no action request. There is no excuse for the company delay regarding the attached shareholder proposal initially submitted on October 22, 2009.

And the company excuse fails to highlight that the company has any new arguments on this topic, a topic which has been well exercised by companies in the rule 14a-8 process. The company does not explain why it could not recycle its arguments earlier, especially since the company did not receive concurrence on this same proposal topic on the same i-2, i-3 and i-6 issues in 2009 per the attached *Bank of America Corporation* (February 3, 2009), reconsideration denied March 2, 2009.

An expanded response is in preparation.

Sincerely,

John Chevedden

cc: Ray T. Chevedden
Teresa M. Brenner <Teresa.Brenner@bankofamerica.com>

[BAC: Rule 14a-8 Proposal, October 22, 2009, November 17, 2009]

3 [Number to be assigned by the company] – **Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting. This includes that a large number of small shareowners can combine their holdings to equal the above 10% of holders. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

A special meeting allows shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call a special meeting investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 49%-support at our 2009 annual meeting. Proposals often obtain higher votes on subsequent submissions. This proposal topic won more than 60% support the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD). William Steiner and Nick Rossi sponsored these proposals.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the need for improvements in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "D" with "High Governance Risk," "High Concern" in executive pay and "High Concern" in takeover defenses.

In 2009 The Corporate Library reported that the D-rating for our company remained unchanged. There were moderate concerns about our board and – at its then current level – executive pay, and serious concerns about takeover defenses. Concerns about takeover defenses increased because of the introduction of multiple classes of stock with widely divergent voting rights in March 2009, significantly damaging the rights of public shareholders.

Three new directors were came from Merrill Lynch and The Corporate Library said would be difficult to wholeheartedly say that this was a positive move. Some existing directors had only been on the board for three years (Frank Bramble, Tommy Franks, Monica Lozano) and may not have been as implicated in the bank's current issues as other directors, but almost every other director, including the three new directors from Merrill Lynch, was either a "Flagged (Problem) Director," or long-tenured, or outside-related, or over-boarded, or, in some cases a combination of more than one of these. Source: The Corporate Library.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [Number to be assigned by the company]

February 3, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bank of America Corporation
Incoming letter dated December 9, 2008

The proposal asks the board to take the steps necessary to amend the bylaws and each appropriate governing document to give holders of 10% of Bank of America's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings, and further provides that such bylaw and/or charter text shall not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

We are unable to concur in your view that Bank of America may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Bank of America may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Bank of America may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Bank of America may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Bank of America may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Bank of America may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Julie F. Bell
Attorney-Advisor

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

March 2, 2009

Andrew A. Gerber
Hunton & Williams LLP
Bank of America Plaza
Suite 3500
101 South Tryon Street
Charlotte, NC 28280

Re: Bank of America Corporation
Incoming letter dated February 11, 2009

Dear Mr. Gerber:

This is in response to your letter dated February 11, 2009 concerning the shareholder proposal submitted to Bank of America by Ray T. Chevedden. On February 3, 2009, we issued our response expressing our informal view that Bank of America could not exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 13, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Ray T. Chevedden's Rule 14a-8 Proposal
Bank of America Corporation (BAC)
Special Meeting Topic

Ladies and Gentlemen:

This responds to the untimely January 8, 2010 no action request. There is no excuse for the company delay regarding the attached shareholder proposal initially submitted on October 22, 2009.

And the company excuse fails to highlight that the company has any new arguments on this topic, a topic which has been well exercised by companies in the rule 14a-8 process. The company does not explain why it could not recycle most of its arguments earlier.

An expanded response is under preparation.

Sincerely,

John Chevedden

cc: Ray T. Chevedden
Teresa M. Brenner <Teresa.Brenner@bankofamerica.com>

[BAC: Rule 14a-8 Proposal, October 22, 2009, November 17, 2009]

3 [Number to be assigned by the company] – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting. This includes that a large number of small shareowners can combine their holdings to equal the above 10% of holders. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

A special meeting allows shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call a special meeting investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 49%-support at our 2009 annual meeting. Proposals often obtain higher votes on subsequent submissions. This proposal topic won more than 60% support the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD). William Steiner and Nick Rossi sponsored these proposals.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the need for improvements in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "D" with "High Governance Risk," "High Concern" in executive pay and "High Concern" in takeover defenses.

In 2009 The Corporate Library reported that the D-rating for our company remained unchanged. There were moderate concerns about our board and – at its then current level – executive pay, and serious concerns about takeover defenses. Concerns about takeover defenses increased because of the introduction of multiple classes of stock with widely divergent voting rights in March 2009, significantly damaging the rights of public shareholders.

Three new directors were came from Merrill Lynch and The Corporate Library said would be difficult to wholeheartedly say that this was a positive move. Some existing directors had only been on the board for three years (Frank Bramble, Tommy Franks, Monica Lozano) and may not have been as implicated in the bank's current issues as other directors, but almost every other director, including the three new directors from Merrill Lynch, was either a "Flagged (Problem) Director," or long-tenured, or outside-related, or over-boarded, or, in some cases a combination of more than one of these. Source: The Corporate Library.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [Number to be assigned by the company]

HUNTON & WILLIAMS

HUNTON & WILLIAMS LLP
BANK OF AMERICA PLAZA
SUITE 3500
101 SOUTH TRYON STREET
CHARLOTTE, NORTH CAROLINA 28280

TEL 704 • 378 • 4700
FAX 704 • 378 • 4890

ANDREW A. GERBER
DIRECT DIAL: 704-378-4718
EMAIL: agerber@hunton.com

FILE NO: 46123.74

January 8, 2010

Rule 14a-8

BY ELECTRONIC MAIL & OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by Ray T. Chevedden

Ladies and Gentlemen:

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as counsel to Bank of America Corporation, a Delaware corporation (the "Corporation"), we request confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits from its proxy materials for the Corporation's 2010 Annual Meeting of Stockholders (the "2010 Annual Meeting") the proposal described below for the reasons set forth herein. The statements of fact included herein represent our understanding of such facts.

GENERAL

The Corporation has received a proposal and supporting statement dated October 22, 2009, as amended November 17, 2009 (the "Proposal") from the Ray T. Chevedden (the "Proponent") for inclusion in the proxy materials for the Corporation's 2010 Annual Meeting of Stockholders. The Proposal is attached hereto as **Exhibit A**. The 2010 Annual Meeting is scheduled to be held on or about April 28, 2010. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 17, 2010.

Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposal;

2. Six copies of the Proposal; and

3. Six copies of the opinion of Richards, Layton & Finger, P.A., Delaware counsel to the Corporation.

A copy of this letter is also being sent to the Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2010 Annual Meeting.

SUMMARY OF PROPOSAL

The Proposal asks the

> board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting. This includes that a large number of small shareowners can combine their holdings to equal the above 10% of holders. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

REASONS FOR EXCLUSION OF PROPOSAL

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2010 Annual Meeting pursuant to Rules 14a-8(i)(2), 14a-8(i)(6) and 14a-8(i)(3). The Proposal may be omitted pursuant to Rule 14a-8(i)(2) because it would require the Corporation to violate state law. The Proposal may be excluded pursuant to Rule 14a-8(i)(6) because the Corporation lacks the power to implement the Proposal. Finally, the Proposal may be excluded pursuant to Rule 14a-8(i)(3) because the Proposal is so vague and indefinite that it is materially false and misleading, in violation of Rule 14a-9.

1. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(2) because implementation of the Proposal would require the Corporation to violate Delaware law.

Rule 14a-8(i)(2) permits a company to exclude a stockholder proposal if implementation of the proposal would cause it to violate any state, federal or foreign law to which it is subject. *See Kimberly-Clark Corporation* (December 18, 2009); *Bank of America Corporation* (February 11, 2009); *Baker Hughes, Inc.* (March 4, 2008); and *Time Warner, Inc.* (February 26, 2008). The Corporation is incorporated under the laws of the State of Delaware. For the reasons set forth below and in the legal opinion regarding Delaware law from Richards, Layton & Finger, P.A., attached hereto as **Exhibit B** (the "RLF Opinion"), the Corporation believes that the Proposal is excludable under Rule 14a-8(i)(2) because, if implemented, the Proposal would cause the Corporation to violate the General Corporation Law of the State of Delaware (the "DGCL").

The first sentence of the Proposal requests that the Board of Directors of the Corporation (the "Board") "take the steps necessary" to amend the bylaws and/or certificate of incorporation (*i.e.*, the "appropriate governing document") to provide the holders of 10% of the Corporation's outstanding common stock with the power to call special meetings of stockholders. The third sentence of the Proposal provides that any "exception or exclusion conditions" applying to the stockholders' power to call a special meeting must also be applied to the Corporation's "management and/or the board." One "exception or exclusion condition" imposed on the stockholders' power to call special meetings under the Proposal is that one or multiple stockholders are required to hold 10% or more of the Corporation's outstanding common stock. Applied to the Board as required by the language of the Proposal, this condition would require the directors to hold at least 10% of the Corporation's outstanding common stock in order to call a special meeting of stockholders. Notably, the Proposal does not seek to impose a process-oriented limitation[1] on the Board's power to call special meetings (*e.g.*, requiring unanimous Board approval to call special meetings), but instead purports to preclude the Board from calling special meetings unless the directors have satisfied an external condition—namely, the ownership of 10% of the Corporation's outstanding common stock—that is unrelated to the process through which the Board makes decisions. As a result of this restriction, for the reasons set forth below and in the RLF Opinion, in the opinion of Delaware counsel, the Proposal, if implemented, would violate the DGCL.

Section 211(d) of the DGCL governs the calling of special meetings of stockholders. That subsection provides, "[s]pecial meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws." Thus, Section 211(d) vests the Board with the power to call special meetings, and it gives the Corporation the authority, through its certificate of incorporation or bylaws, to give other parties the right to call special meetings as well. In considering whether implementation of the Proposal would violate Delaware law, the relevant question is whether a provision conditioning the Board's power to call special meetings on the directors' ownership of at least 10% of the outstanding

[1] For a discussion of process-oriented limitations under Delaware law, see footnote 6 and the surrounding text in the RLF Opinion.

common stock would be valid if included in the certificate of incorporation or bylaws. In the RLF Opinion, Delaware counsel has concluded that such a provision, whether included in the Corporation's certificate of incorporation or bylaws, would be invalid.

The Provision Contemplated by the Proposal May Not Be Validly Included in the Certificate of Incorporation. Because the Proposal seeks to modify or eliminate a "core" power of the Board, the Proposal may not be implemented through the certificate of incorporation. Section 102(b)(1) of the DGCL provides that a certificate of incorporation may contain:

> Any provision for the management of the business and for the conduct of the affairs of the corporation, and any provision creating, defining, limiting and regulating the powers of the corporation, the directors, and the stockholders, or any class of the stockholders . . . ; ***if such provisions are not contrary to the laws of [the State of Delaware].***

(emphasis added) Thus, a corporation's ability to curtail its directors' powers through the certificate of incorporation is not without limitation. Any provision adopted pursuant to Section 102(b)(1) that is otherwise contrary to Delaware law would be invalid. *See Lions Gate Entm't Corp. v. Image Entm't Inc., 2006 WL 1668051, at *7* (Del. Ch. June 5, 2006)*; Sterling v. Mayflower Hotel Corp., 93 A.2d 107, 118* (Del. 1952)*;* and *Loew's Theatres, Inc. v. Commercial Credit Co., 243 A.2d 78, 81* (Del. Ch. 1968) (each case addressed further in the RLF Opinion).

More recently, the Court in *Jones Apparel Group, Inc. v. Maxwell Shoe Co., 883 A.2d 837* (Del. Ch. 2004), suggested that certain statutory rights involving "core" director duties may not be modified or eliminated through the certificate of incorporation. The *Jones Apparel* Court observed:

> [Sections] 242(b)(1) and 251 do not contain the magic words ["unless otherwise provided in the certificate of incorporation"] and they deal respectively with the fundamental subjects of certificate amendments and mergers. Can a certificate provision divest a board of its statutory power to approve a merger? Or to approve a certificate amendment? Without answering those questions, I think it fair to say that those questions inarguably involve far more serious intrusions on core director duties than does [the record date provision at issue]. I also think that the use by our judiciary of a more context- and statute-specific approach to police "horribles" is preferable to a sweeping rule that denudes § 102(b)(1) of its utility and thereby greatly restricts the room for private ordering under the DGCL.

Id. at 852. While the Court in *Jones Apparel* recognized that certain provisions for the regulation of the internal affairs of a corporation may be made subject to modification or elimination through the private ordering system of the certificate of incorporation and bylaws, it indicated that other powers vested in a board—particularly those touching upon the directors' discharge of their fiduciary duties—are so fundamental to the proper functioning of a corporation that they cannot be so modified or eliminated. *Id.*

The structure of, and legislative history surrounding, Section 211(d) of the DGCL confirm that a board's statutory power to call special meetings, without limitation or restriction, is a "core" power reserved to the board. Consequently, any provision of a certificate of incorporation purporting to infringe upon that fundamental power (other than an ordinary process-oriented limitation) would be invalid. As noted above, Section 211(d) of the DGCL provides that "[s]pecial meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws." Section 211(d) of the DGCL was adopted in 1967 as part of the wholesale revision of the DGCL. In the review of Delaware's corporate law prepared for the committee tasked with submitting the revisions, it was noted, in respect of then-proposed Section 211(d), "[m]any states specify in greater or less detail who may call special stockholder meetings," and it was "suggested that the common understanding be codified by providing that special meetings may be called by the board of directors or by any other person authorized by the by-laws or the certificate of incorporation." *Ernest L. Folk, III, Review of the Delaware Corporation Law for the Delaware Corporation Law Revision Committee, at 112* (1968). It was further noted that "it is unnecessary (and for Delaware, undesirable) to vest named officers, or specified percentages of shareholders (usually 10%), with statutory, as distinguished from by-law, authority to call special meetings . . ." *Id.* The language of the statute, along with the gloss provided by the legislative history, clearly suggests that the power to call special meetings is vested by statute in a board, without limitation, and that other parties may be granted such power through the certificate of incorporation and bylaws. While the certificate of incorporation and/or bylaws may expand the statutory default with regard to the calling of special meetings (*i.e.*, parties in addition to a board may be authorized to call special meetings), the certificate of incorporation and/or bylaws may not limit the express power of a board of directors to call special meetings, except through ordinary process-oriented limitations.

That a board's power to call special meetings must remain unfettered (other than through ordinary process-oriented limitations) is consistent with the most fundamental precept of the DGCL: the board is charged with a fiduciary duty to manage the business and affairs of the corporation. That duty may require a board of directors to call a special meeting at any time (regardless of the directors' ownership of the corporation's then-outstanding stock) to present a significant matter to a vote of the stockholders. The Delaware courts have indicated that the calling of special meetings is one of the principal acts falling within a board's duty to manage the business and affairs of the corporation. *See Campbell v. Loew's, Inc., 134 A.2d 852, 856* (Del. Ch. 1957) and *Malone v.*

Brincat, 722 A.2d 5, 10 (Del. 1998). It does not abate during those times when the directors fail to meet a specified stock-ownership threshold. As the Delaware Supreme Court has stated, "[a] cardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation." *Aronson v. Lewis, 473 A.2d 805, 811* (Del. 1984); *see also Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281, 1291* (Del. 1998). As stated in the RLF Opinion, the "provision contemplated by the Proposal would impermissibly infringe upon the Board's fiduciary duty to manage the business and affairs of the [Corporation] and would therefore be invalid under the General Corporation Law."

The Provision Contemplated by the Proposal May Not Be Validly Included in the Bylaws. As with the charter provision contemplated by the Proposal, the bylaw provision contemplated thereby would impermissibly infringe upon the Board's power under Section 211(d) of the DGCL to call special meetings. In that respect, such provision would violate the DGCL and could not be validly implemented through the bylaws. Section 109(b) of the DGCL states, "[t]he bylaws may contain any provision, ***not inconsistent with law*** or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees." (emphasis added)

Moreover, the Proposal could not be implemented through the bylaws since it would restrict the Board's power to call special meetings (other than through an ordinary process-oriented bylaw) as part of its power and duty to manage the business and affairs of the Corporation. Under Section 141(a) of the DGCL, the directors of a Delaware corporation are vested with the power and authority to manage the business and affairs of the corporation. Section 141(a) provides, in relevant part, as follows "[t]he business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, ***except as may be otherwise provided in this chapter or in its certificate of incorporation.***" (emphasis added)

Section 141(a) of the DGCL expressly provides that if there is to be any deviation from the general mandate that a board of directors manage the business and affairs of the corporation, such deviation must be provided in the DGCL or the certificate of incorporation. *See, e.g., Lehrman v. Cohen, 222 A.2d 800, 808* (Del. 1966). The Corporation's certificate of incorporation does not (and, as explained above, could not) provide for any substantive limitations on the Board's power to call special meetings, and, unlike other provisions of the DGCL that allow the Board's statutory authority to be modified through the bylaws, Section 211(d) of the DGCL does not provide that the Board's power to call special meetings may be modified through the bylaws. Moreover, the phrase "except as otherwise provided in this chapter" set forth in Section 141(a) of the DGCL does not include bylaws adopted pursuant to Section 109(b) of the DGCL that could disable a board entirely from exercising its statutory power. *See CA, Inc. v. AFSCME Employees Pension Plan, 953 A.2d 227, 234-35* (Del. 2008).

The Court's observations in *CA* are consistent with the long line of Delaware cases highlighting the distinction implicit in Section 141(a) of the DGCL between the role of stockholders and the role of a board of directors. As the Delaware Supreme Court has stated, "[a] cardinal precept of the [DGCL] is that directors, rather than shareholders, manage the business and affairs of the corporation." *Aronson, 473 A.2d at 811.* As noted in the RLF Opinion, because the bylaw contemplated by the Proposal would go well beyond governing the process through which the Board determines whether to call special meetings – in fact, it would potentially have the effect of disabling the Board from exercising its statutorily-granted power to call special meetings – such bylaw would be invalid under the DGCL.

Finally, the "savings clause" that purports to limit the mandates of the Proposal "to the fullest extent permitted by state law" does not resolve this conflict with Delaware law. On its face, such language addresses the extent to which the requested "bylaw and/or charter text will not have any exception or exclusion conditions" (*i.e.*, there will be no exception or exclusion conditions not required by state law). The language does not limit the exception and exclusion conditions that would apply "to management and/or the board," and were it to do so the entire third sentence of the Proposal would be a nullity. The "savings clause" would not resolve the conflict between the provision contemplated by the Proposal and the dictates of the DGCL. Section 211(d) of the DGCL, read together with Sections 102(b)(1) and 109(b) of the DGCL, allows for no limitations on a board's power to call a special meeting (other than ordinary process-oriented limitations); thus, there is no "extent" to which the restriction on that power contemplated by the Proposal would otherwise be permitted by state law. The "savings clause" would do little more than acknowledge that the Proposal, if implemented, would be invalid under Delaware law.

Based on the forgoing and the matters discussed in the RLF Opinion, the RLF Opinion concludes that "it is our opinion that the Proposal, if adopted by the stockholders and implemented by the Board, would be invalid under the [DGCL]." Accordingly, the Proposal may be excluded from the Corporation's proxy materials for the 2010 Annual Meeting under Rule 14a-8(i)(2) because the Proposal, if implemented would cause the Corporation to violate Delaware law.

2. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(6) because it lacks the power and authority to implement the Proposal.

Rule 14a-8(i)(6) provides that a company may omit a proposal "if the company would lack the power or authority to implement the proposal." The discussion set forth in section 1 above is incorporated herein. As noted above, the Proposal cannot be implemented without violating Delaware law and, accordingly, the Corporation lacks the power and authority to implement the Proposal. The Division has consistently permitted the exclusion of stockholder proposals pursuant to Rule 14a-8(i)(6) if a proposal would require a company to violate the law. *See Xerox Corporation* (February 23, 2004) and *SBC Communications Inc.* (January 11, 2004). Based on the foregoing, the Corporation lacks both legal and practical authority to implement the Proposal, and, thus, the Proposal may be excluded under Rule 14a-8(i)(6).

3. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(3) because it is false and misleading, in violation of Rule 14a-9.

Rule 14a-8(i)(3) permits a company to exclude a stockholder proposal "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." In recent years, the Commission has clarified the grounds for exclusion under Rule 14a-8(i)(3) and noted that proposals may be excluded (among other reasons) where (i) the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires-this objection also may be appropriate where the proposal and the supporting statement, when read together, have the same result and (ii) the company demonstrates objectively that a factual statement is materially false or misleading. *See Staff Legal Bulletin No. 14B (CF)* (September 14, 2004) ("*SLB 14B*").

The Division has frequently allowed for the exclusion of a proposal that is susceptible to multiple meanings as vague and indefinite because it "would be subject to differing interpretation both by shareholders voting on the proposal and the [c]ompany's [b]oard in implementing the proposal, if adopted, with the result that any action ultimately taken by the [c]ompany could be significantly different from the action envisioned by shareholders voting on the proposal." *Exxon Corporation* (January 29, 1992); *see also Philadelphia Electric Company* (July 30, 1992). More recently, in *General Electric Company* (January 26, 2009) ("*General Electric*"), a proposal, which was nearly identical to the first and third sentences of the Proposal, was found excludable by the Division as vague and indefinite.

The Proposal is subject to multiple interpretations. The Proposal is impermissibly vague and indefinite because it is subject to multiple interpretations regarding stockholders' ability to aggregate their holdings and, as a consequence, who may call a special meeting pursuant to the terms of the Proposal. The second sentence of the Proposal indicates that the Proposal "includes that a large number of small shareowners can combine their holdings to equal the above 10% of holders." The mechanics by which a large number of small stockholders would formally combine their holdings to equal the 10% threshold necessary to call a special meeting is unclear. This "combining" process is, consequently, subject to multiple interpretations as discussed below. For instance, depending upon how stockholders "combine their holdings" in attempts to reach the 10% threshold, they may unwittingly subject themselves to liability under the federal securities laws if they act as a coordinated group for a common purpose. This risk of liability is not clearly presented in the Proposal.

There appear to be two primary interpretations of the Proposal:

Interpretation 1: A large number of small stockholders may combine their holdings to equal the 10% holdings threshold discussed above by informally agreeing to aggregate their alleged holdings for the purpose of calling a special meeting. Under this interpretation, there would be no formal certification or evidentiary requirements to evidence appropriate ownership by the group.

Interpretation 2: A large number of small stockholders may combine their holdings to equal the 10% holdings threshold discussed above only if they form a "group" under Section 13(d) of the Exchange Act and the rules and regulations relating thereto (referred to collectively as "Rule 13d") and make all necessary filings thereunder. Under this interpretation, certification or evidentiary requirements evidencing appropriate ownership by the group would exist.

Given the above two interpretations, and the possibility that additional interpretations may exist due to the unclear language of the Proposal, stockholders voting on the Proposal will not have a clear idea as to what they are being asked to approve or how they should/must act to call a special meeting under the terms of the Proposal. The differences between the above interpretations are likely to be significant to a stockholder in considering how to vote on the Proposal.

Rule 13d-3 under the Exchange Act provides that a "group" may be formed "[w]hen two or more persons agree to act together for the purpose of acquiring, holding, voting or disposing of equity securities of an issuer." The Proposal would permit a large number of small stockholders to "combine their holdings." It is not clear whether this aspect of the Proposal relates to acts constituting a Rule 13d aggregation of ownership or something else.

By forming a group under Rule 13d, as required under Interpretation 2 above, stockholders must make certain disclosures under Section 13 and Section 16 of the Exchange Act and assume certain incremental liabilities with respect to the Rule 13d group. A stockholder considering how to vote on the Proposal could reasonably value a process whereby individuals must produce information and assume potential liability before being afforded the discretion to place a matter before the Corporation's stockholders. Arguably, such a process is more likely to yield stockholder groups holding long-term interests in the Corporation.

In contrast, stockholders considering how to vote on the Proposal may find the Proposal less desirable if it permits multiple stockholders to collectively call a special meeting by aggregating their alleged holdings informally, as is allowed under Interpretation 1. Such an undefined process could reasonably be perceived to be more likely to yield groups who propose corporate action that focuses on short-term gain at the expense of the long-term interests of the Corporation and its stockholders. Accordingly, while stockholders may support the general concept of the right of stockholders holding at least 10% of the Corporation's outstanding common stock to call a special meeting, stockholders may reasonably require that such stockholders first enter into a group under Rule 13d before being afforded this right. Given the ambiguities of the Proposal's wording, stockholders could not be certain as to which interpretation of the Proposal they would be voting to approve. Consistent with the Division precedent discussed above, the Proposal should be excludable because the Corporation's stockholders cannot be expected to make an informed decision on the merits of the Proposal if they are unable "to determine with any reasonable certainty exactly what actions or measures the proposal requires." *SLB 14B*.

The SEC has acknowledged the importance of precisely specifying standards and guidelines relating to the aggregation of ownership interests for purposes of collective stockholder action. *See SEC Release No. 33-9046* (June 10, 2009) (proxy access proposal mandates proof of beneficial ownership by stockholders on Schedule 14N). As described above, the Proposal provides no insight as to how the 10% threshold would be established. Given the lack of guidance by the Proposal, the Corporation would not be able to determine with any reasonable certainty exactly what actions or measures would be required to implement the Proposal (if adopted). The Proposal should consequently be excludable as vague and indefinite.

The Proposal is internally inconsistent. Because the Proposal is internally inconsistent, the stockholders voting on the Proposal and the Board in implementing the Proposal may interpret the Proposal differently. The operative language in the Proposal consists of two sentences. The first sentence requests that the Board take the steps necessary "to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting." The third sentence requires that "such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board." The bylaw or certificate of incorporation text requested in the first sentence of the Proposal includes on its face an "exclusion condition," in that it explicitly excludes holders of less than 10% of the Corporation's outstanding common stock from having the ability to call a special meeting of stockholders. Thus, the bylaw or certificate of incorporation text requested in the first sentence of the Proposal is inconsistent with the requirements of the text requested in the third sentence of the Proposal. Accordingly, neither the Corporation nor its stockholders know what is required.

The Division previously recognized that when internal inconsistencies exist within the resolution clause of a proposal, the proposal is rendered vague and indefinite and may be excluded under Rule 14a-8(i)(3). For example, in *Verizon Communications, Inc.* (February 21, 2008), the resolution clause of the proposal included a specific requirement, in the form of a maximum limit on the size of compensation awards, and a general requirement, in the form of a method for calculating the size of such compensation awards. When the two requirements proved to be inconsistent with one another because the method of calculation resulted in awards exceeding the maximum limit, the Division concurred with the exclusion of the proposal under Rule 14a-8(i)(3). *See also, Boeing Co.* (February 18, 1998) (concurring with the exclusion of a proposal as vague and ambiguous because the specific limitations in the proposal on the number and identity of directors serving multiple-year terms were inconsistent with the process provided for stockholders to elect directors to multiple-year terms). Similarly, the resolution clause of the Proposal includes a specific requirement that only stockholders (alone or in a group) holding 10% of the Corporation's shares of common stock have the ability to call a special meeting, which conflicts with the Proposal's general requirement that there be no exception or exclusion conditions.

Consistent with Division precedent, the Corporation's stockholders cannot be expected to make an informed decision on the merits of the Proposal if they are unable to determine with any reasonable certainty exactly what actions or measures the proposal requires. *See SLB 14B; Boeing Corp.* (February 10, 2004); and *Capital One Financial Corp.* (February 7, 2003). Here, the operative language of the Proposal is self-contradictory. Moreover, neither the Corporation's stockholders nor the Board would be able to determine with any certainty what actions the Corporation would be required to take in order to comply with the Proposal. Accordingly, we believe that as a result of the vague and indefinite nature of the Proposal, the Proposal is impermissibly misleading and, thus, excludable in its entirety under Rule 14a-8(i)(3).

Moreover, the Division has found certain stockholder proposals excludable that request amendments to a company's bylaws or other governing documents that would permit stockholders to call special meetings where the text of the proposal called for "no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting." *See, e.g., Schering-Plough Corp.* (February 22, 2008) ("*Schering-Plough*"); *CVS Caremark Corp.* (February 21, 2008); and *Bristol-Myers Squibb Co.* (January 30, 2008). In many of these no-action letters, companies argued that the "no restriction" language was unclear. *See Schering-Plough Corp.* (permitting exclusion where the company argued that the "no restriction" language made it unclear "whether the proposal would give the board of directors the discretion to apply reasonable standards or procedures for determining whether or when to call a special meeting in response to a shareholder's request") and *Time Warner Inc.* (January 31, 2008) (permitting exclusion where the company argued that the "no restriction" language made it unclear whether the intent of the proposal was to, among other things, prohibit restrictions on the subject matter or timing of stockholder-requested special meetings).

The Proposal requires that there not be any "exception or exclusion conditions" that apply only to stockholders but not to the Corporation's "management and/or board of directors." Under the Corporation's bylaws, there are certain reasonable procedural conditions for the calling of special meetings that, by their very nature, do not apply to the Board. The Proposal is very similar to the "no restrictions" proposals described above in that it fails to provide guidance to stockholders and the Board as to what restrictions or "exception or exclusion conditions" are intended to apply equally to the two groups. Specifically, it is unclear whether the reference in the Proposal to "exception or exclusion conditions" is intended to include restrictions on topics that can be introduced by stockholders at special meetings, procedural restrictions as to the process for stockholders to call special meetings or both.

For example, Article III, Section 2 of the Corporation's bylaws require the Corporation to call a special meeting of stockholders at the request of owners of at least 25% of the Corporation's outstanding common stock. The Proposal could be read to simply require that the applicable threshold be lowered from 25% to 10%. However, because the Proposal appears to require equal application of all "exception or exclusion conditions" to both stockholders as well as "management and/or the board," the Proposal could also reasonably be read to require that the stockholders be entitled to call special meetings directly, without submitting a request to the Corporation, as that requirement is (for obvious reasons) inapplicable to the Board and management. Under this interpretation, other provisions of the bylaws relating to notices of meetings would also be required to be modified in order to accommodate the possibility of a special meeting being called directly by stockholders.

In addition, the Corporation's bylaws, in Article III, Section 2(b)(1), require that stockholders calling a special meeting for director elections comply with certain stockholder notice requirements and provide the Corporation with certain information. Each stockholder special meeting request must (i) set forth a statement of the specific purpose(s) of the meeting and the matters proposed to be acted on at it, (ii) bear the date of signature of each such stockholder signing the special meeting request, (iii) set forth (A) the name and address, as they appear in the Corporation's stock ledger, of each stockholder signing such request, (B) the class, if applicable, and the number of shares of common stock of the Corporation that are owned of record and beneficially by each such stockholder and (C) include documentary evidence of such stockholder's record and beneficial ownership of such stock, (iv) set forth all information relating to each such stockholder that must be disclosed in solicitations of proxies for election of directors in an election contest (even if an election contest is not involved), or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act and (v) certain other the information required by Article III, Section 12 of the bylaws.

One interpretation of the Proposal is that these requirements constitute impermissible "exception or exclusion conditions" because the Board and management, acting in their capacity as such, need not provide similar information to the Corporation. Alternatively, the Proposal could be read to allow procedural requirements to remain in place, as they do not except or exclude any matters for which stockholders could call a special meeting. The Proposal does not provide guidance with respect to whether these types of provisions are or are not permitted, or how the Corporation should address these types of provisions.

For the foregoing reasons, the Corporation could not be certain of how to implement the Proposal in accordance with its terms if it were passed. For the same reasons, stockholders voting on the Proposal could not be reasonably certain of the actions or measures it requires. Even a stockholder who generally supports a 10% threshold for calling a special meeting may not support such a provision if it is subject to no defined process or procedural safeguards; the Proposal provides such stockholders no basis to determine its appropriate interpretive scope in order to make an informed voting decision.

For these reasons, we believe the Proposal is impermissibly vague and indefinite and may be excluded pursuant to Rule 14a-8(i)(3) under the Act.

WAIVER OF 80-DAY SUBMISSION REQUIREMENT

Rule 14a-8(j) requires a company to file its reasons for excluding a stockholder proposal from its proxy materials with the Commission no later than 80 calendar days before it files its definitive proxy materials, unless the company demonstrates good cause for missing its deadline. Although the Corporation intends to file its definitive proxy materials on or about March 17, 2010, which is less than 80 days from the date of this letter, the Corporation believes that it has good cause for failing to meet this deadline. Subsequent to the 80-day deadline, the Corporation determined, after consultation with Delaware counsel, that the Proposal would cause the corporation to violate Delaware law. In addition, the Proponent has not been harmed in anyway from the delay. Accordingly we believe that the Corporation has good cause for its failure to meet the 80-day deadline, and we respectfully request that the Division waive the 80-day requirement with respect to this letter.

CONCLUSION

On the basis of the foregoing and on behalf of the Corporation, we respectfully request the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2010 Annual Meeting. Based on the Corporation's timetable for the 2010 Annual Meeting, a response from the Division by February 3, 2010 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 704-378-4718 or, in my absence, Teresa M. Brenner, Associate General Counsel of the Corporation, at 980-386-4238.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Andrew A. Gerber

cc: Teresa M. Brenner
John Chevedden

Exhibit A

See attached.

Ray T. Chevedden

FISMA & OMB Memorandum M-07-16

Rule 14a-8 Proponent since 1997

Mr. Walter E. Massey
Chairman
Bank of America Corporation (BAC)
Bank of America Corporate Center Fl 18
100 N Tryon St
Charlotte NC 28255

NOVEMBER 17, 2009

Dear Mr. Massey,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

FISMA & OMB Memorandum M-07-16

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to:

FISMA & OMB Memorandum M-07-16

Sincerely,

Ray T. Chevedden — 10-20-09

Ray T. Chevedden — Date

FISMA & OMB Memorandum M-07-16

Shareholder

cc: Alice A. Herald
Corporate Secretary
PH: 704-386-1621
FX: 704-386-1670
FX: 704-719-8043
Allison C. Rosenstock <allison.c.rosenstock@bankofamerica.com>
980.387.9014 (phone)
980.233.7185 (fax)
FX: 980-386-1760
FX: 707-409-0119

[BAC: Rule 14a-8 Proposal, October 22, 2009, November 17, 2009]
3 [Number to be assigned by the company] – **Special Shareowner Meetings**

RESOLVED. Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting. This includes that a large number of small shareowners can combine their holdings to equal the above 10% of holders. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

A special meeting allows shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call a special meeting investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 49%-support at our 2009 annual meeting. Proposals often obtain higher votes on subsequent submissions. This proposal topic won more than 60% support the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD). William Steiner and Nick Rossi sponsored these proposals.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the need for improvements in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "D" with "High Governance Risk," "High Concern" in executive pay and "High Concern" in takeover defenses.

In 2009 The Corporate Library reported that the D-rating for our company remained unchanged. There were moderate concerns about our board and – at its then current level – executive pay, and serious concerns about takeover defenses. Concerns about takeover defenses increased because of the introduction of multiple classes of stock with widely divergent voting rights in March 2009, significantly damaging the rights of public shareholders.

Three new directors were came from Merrill Lynch and The Corporate Library said would be difficult to wholeheartedly say that this was a positive move. Some existing directors had only been on the board for three years (Frank Bramble, Tommy Franks, Monica Lozano) and may not have been as implicated in the bank's current issues as other directors, but almost every other director, including the three new directors from Merrill Lynch, was either a "Flagged (Problem) Director," or long-tenured, or outside-related, or over-boarded, or, in some cases a combination of more than one of these. Source: The Corporate Library.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [Number to be assigned by the company]

Notes:
Ray T. Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise in advance if the company thinks there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email***FISMA & OMB Memorandum M-07-16***

Exhibit B

See attached.

RICHARDS LAYTON & FINGER

January 8, 2010

Bank of America Corporation
Bank of America Corporate Center Fl 18
100 N. Tryon St.
Charlotte, NC 28255

Re: Stockholder Proposal Submitted by Ray T. Chevedden

Ladies and Gentlemen:

We have acted as special Delaware counsel to Bank of America Corporation, a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by Ray T. Chevedden (the "Proponent") that the Proponent intends to present at the Company's 2010 annual meeting of stockholders (the "Annual Meeting"). In this connection, you have requested our opinion as to a certain matter under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For the purpose of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents:

(i) the Amended and Restated Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware (the "Secretary of State") on April 28, 1999, as amended by the Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Company, as filed with the Secretary of State on March 29, 2004, the Certificate of Designations of 6.204% Non-Cumulative Preferred Stock, Series D of the Company, as filed with the Secretary of State on September 13, 2006, the Certificate of Designations of Floating Rate Non-Cumulative Preferred Stock, Series E of the Company, as filed with the Secretary of State on November 3, 2006, the Certificate of Designations of Floating Rate Non-Cumulative Preferred Stock, Series F of the Company, as filed with the Secretary of State on February 15, 2007, the Certificate of Designations of Adjustable Rate Non-Cumulative Preferred Stock, Series G of the Company, as filed with the Secretary of State on February 15, 2007, the Certificate of Designations of 6.625% Non-Cumulative Preferred Stock,

One Rodney Square : 920 North King Street : Wilmington, DE 19801 : Phone: 302-651-7700 : Fax: 302-651-7701
www.rlf.com

Series I of the Company, as filed with the Secretary of State on September 25, 2007, the Certificate of Designations of 7.25% Non-Cumulative Preferred Stock, Series J of the Company, as filed with the Secretary of State on November 19, 2007, the Certificate of Designations of Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series K of the Company, as filed with the Secretary of State on January 28, 2008, the Certificate of Designations of 7.25% Non-Cumulative Perpetual Convertible Preferred Stock, Series L of the Company, as filed with the Secretary of State on January 28, 2008, the Certificate of Designations of Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series M of the Company, as filed with the Secretary of State on April 29, 2008, the Certificate of Designations of 8.20% Non-Cumulative Preferred Stock, Series H of the Company, as filed with the Secretary of State on May 22, 2008, the Certificate of Designations of Fixed Rate Cumulative Perpetual Preferred Stock, Series N of the Company, as filed with the Secretary of State on October 27, 2008, the Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Company as filed with the Secretary of State on December 9, 2008, the Certificate of Designations of Floating Rate Non-Cumulative Preferred Stock, Series 1, as filed with the Secretary of State on December 31, 2008, the Certificate of Designations of Floating Rate Non-Cumulative Preferred Stock, Series 2, as filed with the Secretary of State on December 31, 2008, the Certificate of Designations of 6.375% Non-Cumulative Preferred Stock, Series 3, as filed with the Secretary of State on December 31, 2008, the Certificate of Designations of Floating Rate Non-Cumulative Preferred Stock, Series 4, as filed with the Secretary of State on December 31, 2008, the Certificate of Designations of Floating Rate Non-Cumulative Preferred Stock, Series 5, as filed with the Secretary of State on December 31, 2008, the Certificate of Designation of 6.70% Noncumulative Perpetual Preferred Stock, Series 6, as filed with the Secretary of State on December 31, 2008, the Certificate of Designation of 6.25% Noncumulative Perpetual Preferred Stock, Series 7, as filed with the Secretary of State on December 31, 2008, the Certificate of Designations of 8.625% Non-Cumulative Preferred Stock, Series 8, as filed with the Secretary of State on December 31, 2008, the Certificate of Designations of Fixed Rate Cumulative Perpetual Preferred Stock, Series Q of the Company, as filed with the Secretary of State on January 8, 2009, the Certificate of Designations of Fixed Rate Cumulative Perpetual Preferred Stock, Series R of the Company, as filed with the Secretary of State on January 16, 2009, and the Certificate of Designations of Common Equivalent Junior Preferred Stock, Series S of the Company as filed with the Secretary of State on December 3, 2009 (collectively, the "Certificate of Incorporation");

(ii) the Bylaws of the Company, as amended on April 29, 2009 (the "Bylaws"); and

(iii) the Proposal and the supporting statement thereto.

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above, and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

The Proposal

The Proposal reads as follows:

> RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that a large number of small shareowners can combine their holdings to equal the above 10% of holders. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Discussion

You have asked our opinion as to whether implementation of the Proposal would violate Delaware law. For the reasons set forth below, in our opinion, implementation of the Proposal by the Company would violate the General Corporation Law.

The first sentence of the Proposal requests that the Board of Directors of the Company (the "Board") "take the steps necessary" to amend the Bylaws and/or Certificate of Incorporation to provide the holders of 10% of the Company's outstanding common stock with the power to call special meetings of stockholders.[1] The third sentence of the Proposal provides that any "exception or exclusion conditions" applying to the stockholders' power to call a special meeting must also be applied to the Company's "management" and/or the Board. Under our reading of the Proposal, one "exception or exclusion condition" imposed on the stockholders'

[1] Presently, Article III, Section 2(a) of the Company's Bylaws provides that "[s]ubject to subsection (b) of this Section 2, a special meeting of stockholders shall be called by the Secretary upon the written request of the record holders of at least twenty-five percent of the outstanding common stock of the Corporation."

power to call special meetings under the Proposal is one or multiple stockholders are required to hold 10% or more of the Company's outstanding common stock. As applied to the Board pursuant to the language of the Proposal, this condition would require the directors to hold at least 10% of the Company's outstanding common stock to call a special meeting of stockholders. Notably, the Proposal does not seek to impose a process-oriented limitation on the Board's power to call special meetings (e.g., requiring unanimous Board approval to call special meetings), but instead purports to preclude the Board from calling special meetings unless the directors have satisfied an external condition—namely, the ownership of 10% of the Company's outstanding common stock—that is unrelated to the process through which the Board makes decisions. As a result of this restriction, for the reasons set forth below, in our opinion, the Proposal, if implemented, would violate the General Corporation Law.

Section 211(d) of the General Corporation Law governs the calling of special meetings of stockholders. That subsection provides: "Special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws." 8 Del. C. § 211(d). Thus, Section 211(d) vests the Board with the power to call special meetings, and it gives the Company the authority, through its certificate of incorporation or bylaws, to give to other parties as well the right to call special meetings. In considering whether implementation of the Proposal would violate Delaware law, the relevant question is whether a provision conditioning the Board's power to call special meetings on the directors' ownership of at least 10% of the outstanding common stock would be valid if included in the Certificate of Incorporation or Bylaws. In our opinion, such a provision, whether included in the Certificate of Incorporation or Bylaws, would be invalid.

A. The Provision Contemplated by the Proposal May Not Be Validly Included in the Certificate of Incorporation.

Because the Proposal seeks to modify or eliminate a "core" power of the Board, the Proposal may not be implemented through the Certificate of Incorporation. Section 102(b)(1) of the General Corporation Law provides that a certificate of incorporation may contain:

> Any provision for the management of the business and for the conduct of the affairs of the corporation, and any provision creating, defining, limiting and regulating the powers of the corporation, the directors, and the stockholders, or any class of the stockholders . . . ; if such provisions are not contrary to the laws of [the State of Delaware].

8 Del. C. § 102(b)(1) (emphasis added). Thus, a corporation's ability to curtail the directors' powers through the certificate of incorporation is not without limitation. Any provision adopted pursuant to Section 102(b)(1) that is otherwise contrary to Delaware law would be invalid. See Lions Gate Entm't Corp. v. Image Entm't Inc., 2006 WL 1668051, at *7 (Del. Ch. June 5, 2006) (footnote omitted) (noting that a charter provision "purport[ing] to give the Image board the

power to amend the charter unilaterally without a shareholder vote" after the corporation had received payment for its stock "contravenes Delaware law [i.e., Section 242 of the General Corporation Law] and is invalid."). In Sterling v. Mayflower Hotel Corp., 93 A.2d 107, 118 (Del. 1952), the Court found that a charter provision is "contrary to the laws of [Delaware]" if it transgresses "a statutory enactment or a public policy settled by the common law or implicit in the General Corporation Law itself."

The Court in Loew's Theatres, Inc. v. Commercial Credit Co., 243 A.2d 78, 81 (Del. Ch. 1968), adopted this view, noting that "a charter provision which seeks to waive a statutory right or requirement is unenforceable." More recently, the Court in Jones Apparel Group, Inc. v. Maxwell Shoe Co., 883 A.2d 837 (Del. Ch. 2004), suggested that certain statutory rights involving "core" director duties may not be modified or eliminated through the certificate of incorporation. The Jones Apparel Court observed:

> [Sections] 242(b)(1) and 251 do not contain the magic words ["unless otherwise provided in the certificate of incorporation"] and they deal respectively with the fundamental subjects of certificate amendments and mergers. Can a certificate provision divest a board of its statutory power to approve a merger? Or to approve a certificate amendment? Without answering those questions, I think it fair to say that those questions inarguably involve far more serious intrusions on core director duties than does [the record date provision at issue]. I also think that the use by our judiciary of a more context- and statute-specific approach to police "horribles" is preferable to a sweeping rule that denudes § 102(b)(1) of its utility and thereby greatly restricts the room for private ordering under the DGCL.

Id. at 852. While the Court in Jones Apparel recognized that certain provisions for the regulation of the internal affairs of the corporation may be made subject to modification or elimination through the private ordering system of the certificate of incorporation and bylaws, it indicated that other powers vested in the board—particularly those touching upon the directors' discharge of their fiduciary duties—are so fundamental to the proper functioning of the corporation that they cannot be so modified or eliminated. Id.

The structure of, and legislative history surrounding, Section 211(d) confirm that the board's statutory power to call special meetings, without limitation or restriction, is a "core" power reserved to the board. Consequently, any provision of the certificate of incorporation purporting to infringe upon that fundamental power (other than an ordinary process-oriented limitation)[2] would be invalid. As noted above, Section 211(d) provides that "[s]pecial meetings

[2] For a discussion of process-oriented limitations, see infra, n. 6 and surrounding text.

of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws." 8 Del. C. § 211(d). Section 211(d) was adopted in 1967 as part of the wholesale revision of the General Corporation Law. In the review of Delaware's corporate law prepared for the committee tasked with submitting the revisions, it was noted, in respect of then-proposed Section 211(d), "[m]any states specify in greater or less detail who may call special stockholder meetings," and it was "suggested that the common understanding be codified by providing that special meetings may be called by the board of directors or by any other person authorized by the by-laws or the certificate of incorporation." Ernest L. Folk, III, Review of the Delaware Corporation Law for the Delaware Corporation Law Revision Committee, at 112 (1968). It was further noted that "it is unnecessary (and for Delaware, undesirable) to vest named officers, or specified percentages of shareholders (usually 10%), with statutory, as distinguished from by-law, authority to call special meetings. . . ." Id. The language of the statute, along with the gloss provided by the legislative history, clearly suggests that the power to call special meetings is vested by statute in the board, without limitation, and that other parties may be granted such power through the certificate of incorporation and bylaws. While the certificate of incorporation and/or bylaws may expand the statutory default with regard to the calling of special meetings (i.e., parties in addition to the board of directors may be authorized to call special meetings), the certificate of incorporation and/or bylaws may not limit the express power of the board of directors to call special meetings, except through ordinary process-oriented limitations.

That the board of directors' power to call special meetings must remain unfettered (other than through ordinary process-oriented limitations)[3] is consistent with the most fundamental precept of the General Corporation Law: the board of directors is charged with a fiduciary duty to manage the business and affairs of the corporation. That duty may require the board of directors to call a special meeting at any time (regardless of the directors' ownership of the corporation's then-outstanding stock) to present a significant matter to a vote of the stockholders. Indeed, the Delaware courts have indicated that the calling of special meetings is one of the principal acts falling within the board's duty to manage the business and affairs of the corporation. See Campbell v. Loew's, Inc., 134 A.2d 852, 856 (Del. Ch. 1957) (upholding a bylaw granting the corporation's president (in addition to the board) the power to call special meetings and noting that the grant of such power did "not impinge upon the statutory right and duty of the board to manage the business of the corporation"). "[T]he fiduciary duty of a Delaware director is unremitting," Malone v. Brincat, 722 A.2d 5, 10 (Del. 1998). It does not abate during those times when the directors fail to meet a specified stock-ownership threshold. As the Delaware Supreme Court has stated, "[a] cardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984). See also Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281, 1291 (Del. 1998). The provision contemplated by the Proposal would impermissibly infringe upon the Board's fiduciary duty to

[3] See infra, n. 6 and surrounding text.

manage the business and affairs of the Company and would therefore be invalid under the General Corporation Law.

B. The Provision Contemplated by the Proposal May Not Be Validly Included in the Bylaws.

As with the charter provision contemplated by the Proposal, the bylaw provision contemplated thereby would impermissibly infringe upon the Board's power under Section 211(d) of the General Corporation Law to call special meetings. In that respect, such provision would violate the General Corporation Law and could not be validly implemented through the Bylaws. See 8 Del. C. § 109(b) ("The bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees.") (emphasis added).

Moreover, the Proposal could not be implemented through the Bylaws since it would restrict the Board's power to call special meetings (other than through an ordinary process-oriented bylaw)[4] as part of its power and duty to manage the business and affairs of the Company. Under Section 141(a) of the General Corporation Law, the directors of a Delaware corporation are vested with the power and authority to manage the business and affairs of the corporation. Section 141(a) provides, in relevant part, as follows:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

8 Del. C. § 141(a) (emphasis added). Section 141(a) expressly provides that if there is to be any deviation from the general mandate that the board of directors manage the business and affairs of the corporation, such deviation must be provided in the General Corporation Law or the certificate of incorporation. Id.; see, e.g., Lehman v. Cohen, 222 A.2d 800, 808 (Del. 1966). The Certificate of Incorporation does not (and, as explained above, could not) provide for any substantive limitations on the Board's power to call special meetings, and, unlike other provisions of the General Corporation Law that allow the Board's statutory authority to be modified through the bylaws,[5] Section 211(d) does not provide that the board's power to call special meetings may be modified through the bylaws. See 8 Del. C. § 211(d). Moreover, the phrase "except as otherwise provided in this chapter" set forth in Section 141(a) does not include

[4] See infra, n. 6 and surrounding text.

[5] For example, Section 141(f) authorizes the board to act by unanimous written consent "[u]nless otherwise restricted by the certificate of incorporation or bylaws." See 8 Del. C. § 141(f).

bylaws adopted pursuant to Section 109(b) of the General Corporation Law that could disable the board entirely from exercising its statutory power. In CA, Inc. v. AFSCME Employees Pension Plan, 953 A.2d 227, 234-35 (Del. 2008), the Court, when attempting to determine "the scope of shareholder action that Section 109(b) permits yet does not improperly intrude upon the directors' power to manage [the] corporation's business and affairs under Section 141(a)," indicated that while reasonable bylaws governing the board's decision-making process are generally valid, those purporting to divest the board entirely of its substantive decision-making power and authority are not.[6]

The Court's observations in CA are consistent with the long line of Delaware cases highlighting the distinction implicit in Section 141(a) of the General Corporation Law between the role of stockholders and the role of the board of directors. As the Delaware Supreme Court has stated, "[a] cardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson, 473 A.2d at 811. See also McMullin v. Beran, 765 A.2d 910, 916 (Del. 2000) ("One of the fundamental principles of the Delaware General Corporation Law statute is that the business affairs of a corporation are managed by or under the direction of its board of directors.") (citing 8 Del. C. § 141(a)); Quickturn, 721 A.2d at 1291 ("One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation.") (footnote omitted). The rationale for these statements is as follows:

> Stockholders are the equitable owners of the corporation's assets. However, the corporation is the legal owner of its property and the stockholders do not have any specific interest in the assets of the corporation. Instead, they have the right to share in the profits of the company and in the distribution of its assets on liquidation. Consistent with this division of interests, the directors rather than the stockholders manage the business and affairs of the corporation and the directors, in carrying out their duties, act as fiduciaries for the company and its stockholders.

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[6] The Court stated: "It is well-established Delaware law that a proper function of bylaws is not to mandate how the board should decide specific substantive business decisions, but rather, to define the process and procedures by which those decisions are made. . . . Examples of the procedural, process-oriented nature of bylaws are found in both the DGCL and the case law. For example, 8 Del. C. § 141(b) authorizes bylaws that fix the number of directors on the board, the number of directors required for a quorum (with certain limitations), and the vote requirements for board action. 8 Del. C. § 141(f) authorizes bylaws that preclude board action without a meeting." CA, 953 A.2d at 234-35 (footnotes omitted).

Norte & Co. v. Manor Healthcare Corp., C.A. Nos. 6827, 6831, slip op. at 9 (Del. Ch. Nov. 21, 1985) (citations omitted); see also Paramount Commc'ns Inc. v. Time Inc., 1989 WL 79880, at *30 (Del. Ch. July 14, 1989), aff'd, 571 A.2d 1140 (Del. 1989) ("The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares.").[7] Because the bylaw contemplated by the Proposal would go well beyond governing the process through which the Board determines whether to call special meetings – in fact, it would potentially have the effect of disabling the Board from exercising its statutorily-granted power to call special meetings – such bylaw would be invalid under the General Corporation Law.

Finally, the "savings clause" that purports to limit the mandates of the Proposal "to the fullest extent permitted by state law" does not resolve this conflict with Delaware law. On its face, such language addresses the extent to which the requested "bylaw and/or charter text will not have any exception or exclusion conditions" (i.e., there will be no exception or exclusion conditions not required by state law). The language does not limit the exception and exclusion conditions that would apply "to management and/or the board," and were it to do so the entire third sentence of the Proposal would be a nullity. The "savings clause" would not resolve the conflict between the provision contemplated by the Proposal and the dictates of the General Corporation Law. Section 211(d), read together with Sections 102(b)(1) and 109(b), allows for no limitations on the board's power to call a special meeting (other than ordinary process-oriented limitations);[8] thus, there is no "extent" to which the restriction on that power contemplated by the Proposal would otherwise be permitted by state law. The "savings clause" would do little more than acknowledge that the Proposal, if implemented, would be invalid under Delaware law.

Conclusion

Based upon and subject to the foregoing, and subject to the limitations stated herein, it is our opinion that the Proposal, if adopted by the stockholders and implemented by the Board, would be invalid under the General Corporation Law.

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[7] But see UniSuper Ltd. v. News Corp., 2005 WL 3529317 (Del. Ch. Dec. 20, 2005). In that case, the Court held that a board of directors could agree, by adopting a board policy and promising not to subsequently revoke the policy, to submit the final decision whether to adopt a stockholder rights plan to a vote of the corporation's stockholders. The board's voluntary agreement to contractually limit its discretion in UniSuper, however, is distinguishable from the instant case. The bylaw contemplated by the Proposal, if adopted by the stockholders and implemented, would potentially result in stockholders divesting the Board of its statutory power to call special meetings.

[8] See supra, n. 6 and surrounding text.

The foregoing opinion is limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the Securities and Exchange Commission in connection with the matters addressed herein and that you may refer to it in your proxy statement for the Annual Meeting, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

CSB/MRW